Exhibit 99.1

Siyata Mobile, Inc.

Q4 2022 and Q1 2023 Earnings Call

May 25, 2023

8:00 AM

Operator: Good morning, ladies and gentlemen, and welcome to the Siyata Mobile Q4 2022 and Q1 2023 Conference Call. At this time all lines are in a listen-only mode.

Following the presentation, we will conduct a question-and-answer session. If at any time during the call you need immediate assistance, please press “*”, “0” for the operator.

This call is being recorded on Thursday, May 25, 2023.

I would now like to turn the conference over to Daniel Kim, Vice President of Corporate Development. Please go ahead.

Daniel Kim: Thank you for joining the Siyata Mobile fourth quarter 2022 and first quarter 2023 conference call. Today, I’m joined by our CEO, Marc Seelenfreund, and our VP of International Sales, Glenn Kennedy. We will all be available for questions at the end of the presentation.

During this call, management will make express and implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal Securities Laws. These forward-looking statements include but are not limited to the statements regarding future product offerings, the belief that we are on the path for strong organic growth, the goal to deliver strong year-over-year revenue growth and reach profitability in the coming quarters, the belief that the worst of the pandemic is behind us and that we will continue to see strong sales in all of our product lines across our various markets and the timing of our rugged handsets to North American and international carriers.

Such forward-looking statements are based on the company’s current expectations and assumptions regarding its business, the economy and other future conditions.

Because forward-looking statements relate to the future, they are not statements of historical fact and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. The company’s actual results may differ, materially, from those contemplated by the forward-looking statements. We caution you, therefore, against relying on any of these forward-looking statements.

The company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements contained in this presentation are subject to other risks and uncertainties, including those discussed in the Risk Factors section and elsewhere in the company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on May 15, 2023, as subsequently amended.

I will now like to turn the call over to Marc.

Marc Seelenfreund: Thank you, Daniel. Good morning and thank you for joining the call.

Before we get into the financial results, I want to explain why this earnings call is later than it usually is and why we are combining two quarters into one earnings call.

We selected a new U.S. audit firm last year that was subsequently acquired by another audit firm. We parted, due to a regulatory issue in Canada that was not connected to Siyata or its financials. We then selected another audit firm for the year ended December 31, 2022, one that had previously audited our Siyata subsidiary in Israel.

We issued a Form 6-K to notify investors that the SEC approved the filing extension to May 15 to give our new audit firm more time to complete the audit work. The need to change our auditor was unexpected and not something that we foresee happening again.

And now, to the business results. We are pleased to report year-over-year revenue growth for both the fourth quarter of 2022 and the first quarter of 2023, when compared to the prior year periods.

This improved revenue performance was driven primarily by sales of our SD7 rugged push-to-talk handset, which began shipping in Q2 2020. Customer trials that occurred in Q3 and Q4 of 2022 resulted in purchase orders in Q4 2022 and in Q1 2023. We hope to deliver continued additional sales growth from this current quarter and onwards.

Now, I will discuss our financial results for the fourth quarter ended December 31, 2022.

Revenue for the three months ended December 31, 2022 and 2021 were $2.1 million and $1.9 million, respectively. This positive variance of $174,000 is due mainly to sales of the SD7 in Q4 2022 of $985,000, offset by the decrease in sales of the legacy products and boosters of $810,000.

Cost of sales for the three months ended December 31, 2022 and 2021 was $1.9 million and $1.8 million, respectively.

The gross margin for the three months ended 2022 and 2021 was $170,000 and $165,000, respectively, a small positive variance in gross margin of $5,000. This reduced margin percentage for the quarter relates to the impact of the sale of legacy products and reduced margins.

For the three months ended December 31, 2022 and 2021, adjusted EBITDA was negative $5 million and negative $2.7 million respectively, a negative variance of $2.3 million, which was caused by an increase in SG&A of $1.3 million and a $1 million variance, due to an inventory impairment and loss from water damage in 2022.

I want to note that this inventory was insured, a claim has been filed and we await the determination of the coverage amount from the insurer.

Now I will discuss our financial results for the full fiscal 2022 year, which ended on December 31, 2022.

Revenue for the year were $6.5 million, compared to $7.5 million for the year ended December 31, 2021. This decrease of just over $1 million is due mainly to a decrease in the sale of boosters by $1.7 million, offset by $600,000 in the sale of rugged devices, as a result of the launching of the SD7 in 2022.

Cost of sales for the 12 months ended December 31, 2022, was $5.1 million, compared to $5.7 million in 2021.

Gross margin for the year ended December 31, 2022 and 2021 was $1.4 million and $1.9 million, respectively, a negative variance in gross margin of $500,000, a 3.4% decrease in gross margin percentage.

This relates to the sale of rugged and in-vehicle cellular devices at lower margins, compared to the sale of industrial boosters in the USA marketplace at slightly higher margins.

For the year ended December 31, 2022, adjusted EBITDA was negative $12.5 million versus negative $12.4 million the prior year, a minimum variance of just over $100,000.

Now I will discuss our financial results for the first quarter ended March 31, 2023, and then we’ll conclude my remarks with our outlook.

Total revenues were $1.8 million in Q1 2023, compared to $800,000 in Q1 2020, a 116% increase in revenue. Revenue from the U.S. were 60% of total revenues for the quarter, compared to 29% in Q1 2022.

Rugged device sales in Q1 2023 are up 286% over Q1 2022, $1.4 million versus $400,000, an increase of $1 million this quarter, mostly attributed to $800,000 of sales of the SD7 headset.

Gross margin percentage for Q1 2023 was 27.5% versus 30.6% in Q1 2022. Gross margin dollars increased from $255,000 to $497,000, a $242,000 positive variance, which is a 95% increase in gross margin dollars.

SG&A expenses were $2.4 million versus $2.7 million going to Q1 2022, a decrease of $300,000.

Adjusted EBITDA for Q1 2023 was negative $1.9 million, compared to a negative $2.6 million, a $700,000 positive variance in EBITDA of 27% increase.

Working capital as of March 31, 2023 was $4.2 million versus $1.6 million as of December 31, 2022, a $2.6 million increase in working capital.

During the first quarter of 2023, Siyata raised $3.6 million in capital through warrant exercises.

Turning over to significant business highlights, we are pleased to report that Siyata has delivered on its plan to build and expand its potential customers for the SD7. We previously announced that the SD7 was certified and approved for use with a growing list of North American carrier customers, including FirstNet and AT&T, Verizon, T Mobile, U.S. Cellular and international carrier customers, including Dell Mobility in Canada, Telstra, which is the largest wireless carrier in Australia, and recently we announced APN, which is based in the Netherlands.

We also announced recently that we have expanded our distribution to increase strategic resellers including Two Way Direct in the United States, RadioTrader in the U.K. and Entropia in the Netherlands.

These companies will help us further grow sales of SD7 handsets and related accessories in their respective markets.

This foundation of increased distribution is directly leading to many potential opportunities that could be of significant size. We have begun shipping products in an increasing number of verticals beyond our primary focus of first responders, including governments, schools, hospitals, utilities, security companies, defense contractors, amusement parks and the hotel resort to name just a few.

I am pleased to report that as we expected, the increase in the number of verticals and the size of our customer base translated into volume growth for our SD7, which was the primary growth driver of our rugged devices and related accessories increasing 19%, year-over-year, to $3.9 million in 2022, compared to 2021.

Having said that, let me be clear that this is a process. Interest is increasing and demand is growing, but we are just hitting the tip of the iceberg in a multibillion dollar industry. We expect larger volumes will follow, as end customers grow to appreciate our unique offering in this new product category.

We also announced an exciting new product, the SD7+, which features a wide angle camera, equipped with 4G connectivity that will have traditional body camera functionality, as well as real time situational and traditional tracking capabilities.

The SD7+ will be powered with Visual Labs innovative body camera software. Visual Labs is a highly respected software company and developer of Android based body cam and dash cam software. The company provides its software to public safety, private security and other customers, throughout the United States and internationally.

Its public safety customers include town marshals, city police departments, country sheriffs’ offices, wildlife, and other state agencies and federal customers. We expect the SD7+ with body camera will begin shipping later in 2023.

And finally, we recently extended our sales team by hiring two respected industry veterans who have experience working for wireless carriers and understand well how we need to support the wireless carrier sales teams to maximize our revenue through this important distribution channel for Siyata.

Now, I would like to pass the line back to Daniel, who will discuss some of the industry trends that are benefiting our business.

Daniel Kim: Thank you, Marc. In April 2023, FirstNet announced it supports more than 4.7 million connections to more than 25,000 public safety agencies, a gain of about 1,000 agencies during the first quarter of 2023 from the figures released in the end of 2022.

During the first quarter of 2023, FirstNet added 300,000 connections. Siyata works closely with FirstNet, which is the leading PTT provider currently in the U.S., and their growth is evidence that the customers are moving towards push-to-talk over cellular solutions in the U.S.

And with that, I’d like to pass the line to Glenn.

Glenn Kennedy: Thank you, Daniel. Looking at our sales funnel, we continue to see strong opportunities in each of our three product categories.

First in our rugged handset product category. We have increased our shipments of the SD7 PTT handset that supports mission critical push-to-talk, or MCPTT, to North American and international wireless carriers.

We displayed this handset at several trade shows during and after the Q1 2023 period, including at the end of March at the International Wireless Communications Expedition, or the IWCE show, in Las Vegas, Nevada, and this week at the Critical Communications World Show in Helsinki, Finland.

The initial sales, the quantity of new customer trials, the customer feedback at the trade shows and the direct engagement from senior personnel within the wireless carriers have all been strong, as these wireless carriers aim to capture new customers who has been using traditional LMR, or two way radios.

We’re also seeing strong customer interest in our VK7 vehicle kit that works with our SD7 PTT handset.

Today, we’re active with AT&T, FirstNet, Verizon, T-Mobile, U.S. Cellular and Dell Mobility in North America and with Telstra in Australia and KPN in the Netherlands.

Our objective remains to expand our launch with additional North American and international carriers and with additional PTT application companies, later this year.

We have seen significant SD7 sales to first responders, schools, healthcare facilities, resorts, municipalities and more.

Recently, we announced two sales transactions of our SD7 handset with large U.S. school districts that are replacing legacy two way radios by purchasing SD7 handsets to use throughout the schools that they serve, in order to keep their students and staff safe. We anticipate more school districts following suit in the current and coming quarters.

And as a result of all SD7 market activity, we’re confident that this will translate into multiple thousands of SD7 handsets sold, throughout the balance of 2023. And we look forward to adding sales of the SD7+ with body camera, later this year.

Secondly, in our in-vehicle devices category, we continue to sell through our UV350 in-vehicle device with customers in North America and internationally.

During the reporting period, we shipped additional UV350 devices into an existing large wireless carrier customer in the Middle East, which launched and ordered this device initially three years ago and has continued to order additional UV350 devices for its first responder customer vehicles.

We are also experiencing increasing demand for our unique VK7 vehicle kit, which is a partner product to our SD7 handset.

Several customers in the U.S., including some with yellow school buses and snow plows, are installing VK7 vehicle kits into those vehicles so that the SD7 handset can be easily used in the vehicle kit, while their staff are in their vehicles.

And thirdly, in our cellular booster product category, we saw somewhat reduced but still steady demand for cellular boosters, throughout North America.

And now, I will hand the line back to Marc for closing remarks.

Marc Seelenfreund: Thanks, Glenn. I would like to take this opportunity to thank our employees for their commitment. They’ve worked tirelessly to build the company that we have today.

I would also like to acknowledge and thank our investors who stood by our company, despite the turbulent environment.

Overall, we are very pleased with the growing acceptance by our customers of our truly unique disruptive push-to-talk solutions and we expect, based on what we are seeing today, growth in our various product categories with a special growth coming from our rugged handset product categories.

We are just beginning to see the rapid adoption of our disruptive solution and, as the displacement of land mobile radio by push-to-talk over cellular continues to progress, this should drive meaningful growth in our innovative products. We stand by our previously stated goals of new customer wins, new and existing carrier launches, continuous upgrades to our product portfolio and, ultimately, strong growth in the goal of profitability.

We will file our fourth quarter 2022 and first quarter 2023 financial results with the SEC on a Form 6-K and urge our listeners to access them from the SEC’s website, search for Siyata Mobile.

That concludes our formal remarks. With that, Operator, kindly open the call to questions.

Operator: Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. Should you have a question, please press “*”, followed by the “1” on your touchtone phone. You will hear a three-tone prompt acknowledging your request. Should you wish to decline from the polling process, please press the “*”, followed by the “2”. If you are using a speaker phone, please lift the handset, before pressing any keys.

One moment, please, for your first question.

The first question comes from Tom Kerr of Zacks Investment Research. Please go ahead.

Tom Kerr: Good morning, guys.

Marc Seelenfreund: Hi. Good morning.

Tom Kerr: Can you talk about sort of the school vertical a little bit and the sale process for that. Is it different than the traditional process? Do you approach them directly and then they purchase from distributor? Or kind of how does that work out in that vertical?

Marc Seelenfreund: Okay. That’s a great question, because I’ve emphasized in a lot of our press releases that we view that vertical as one of our largest verticals.

There is over 100,000 schools in the United States, and there’s millions of teachers. And we’ve partnered with a company called CrisisGo, who has very unique software that, together with them, we’re able to give a package of a device that has both software and hardware that you can, A, have an SOS button, which is in the CrisisGo software, and you can also do push-to-talk over cellular.

So, if until now teachers have only had a panic button that basically doesn’t allow you to have voice and to speak to somebody, you can just hit that panic button and people would know that there’s a problem. Now you can actually speak to the security people in the school, the management of the school, police, fire, ambulance, and you can have a radio-like functionality given to teachers in schools.

And we think that that’s really going to be one of our largest verticals, if not the largest one.

We’ve already announced a few deals with some schools. We have many, many schools that we’re now engaged with. And I think that a lot of them were going to be able to turn into sales. Some of them are very large scale, like multimillion dollar potential deals.

And we think that it’s a very unique solution for schools, and we want to gain as much traction in United States with this offering, together with CrisisGo, and either on our own or together with CrisisGo.

So, that’s something that is across the industry in the sense that nobody else has anything like this that we’ve seen until now, and all the cellular carriers that we’ve launched with in North America are now offering this product to various schools across the United States. So we’re doing this both with T-Mobile and with Verizon, AT&T and FirstNet.

So, we think that this is going to be a very large potential for us.

Tom Kerr: That sounds great. Thanks. A couple of more questions. And on the SD7+, is there a different unit selling price or product margin profile than the traditional SD7?

Marc Seelenfreund: So, we think that it’s going to have a higher margin profile. We don’t know until we launch, but we believe that it will have a higher margin profile.

Another thing is that we’re going to be able to record recurring revenue from that, which is very unique. That’s something that we’re not able to get, until now. With SD7, we have very pretty small recurring revenue from SD7 from various software packages that we’re offering. But we think that it will be more substantial with the SD7+.

And we’ll be able to compete with large companies like Motorola and Axon, who also offer body cams. They’re the leaders in that market. We think that we have a very unique solution because our device is MCPTT. It’s on the FirstNet network or on the Verizon network.

So it’s cellular based. It’s real-time streaming. It also has push-to-talk over cellular, which the other products don’t have. So, we think that our offering is going to be very unique, compared to the other companies in this market, and we expect to launch it this year. We think it will be a very interesting product for first responders, security companies, school security and the rest.

And we already have discussions with multiple customers for this product, and we hope to launch it in the second half of this year.

Tom Kerr: That sounds great. One quick financial question, sort of the sales and marketing expenses and the G&A expense line that was in the first quarter. Is that a good quarterly run rate, or will that increase throughout the year, as you grow the business?

Marc Seelenfreund: So, my goal is not to hire a lot of people in the company to keep the company small. We have 26 employees right now at the company. And we leverage the sales forces at the cellular carriers. So, we don’t have to hire a lot of people to be able to get to customers.

We leverage the sales forces at AT&T and T-Mobile and Verizon and the other carriers. So, I don’t expect that the SG&A is going to go up a lot. We’re going to try to keep the company as lean as possible.

And if you noticed the SG&A has actually gone down in the first quarter, compared to last year. And anything that we can do to lower that, we’ll do. And we’re not looking to hire a much larger staff than what we have, right now. All of the main positions in the company are filled. We might hire another few salespeople and support people and that’s it.

And with that, we think that we’ll be able to get to much, much higher sales than what we’ve seen, until now.

Tom Kerr: Great. Thanks. I’ll jump back in the queue.

Marc Seelenfreund: Thank you.

Operator: Thank you. The next question comes from Jack Vander Aarde of Maxim Group. Please go ahead.

Jack Vander Aarde: Okay. Great. Good morning, guys. Marc, I appreciate the update. Good to see what looks like four consecutive quarters of year-over-year revenue growth. Thanks for taking my questions.

So Marc, over the past year, as you’ve kind of alluded to on the call as well, you’ve had your flagship devices approved on all the major U.S. wireless carriers networks, AT&T, FirstNet, Verizon, U.S. Cellular, T-Mobile.

Can you speak, in general, maybe more about the size and the growth of your sales pipeline and opportunities with regard to the major U.S. carriers, which they could be big needle movers. So, that’s why I just want to focus on that, if there’s any color you can provide.

Marc Seelenfreund: Yes. So, I can’t give you exact guidance because we’re still early in the game, but I can tell you that now that we’ve passed the point that we’ve actually launched the products with the carriers, we’ve trained their salespeople. We’re out in the field, meeting with customers, together with our salespeople.

That’s why we’re so confident that we’re going to have very strong quarters going forward, simply because we’re sort of through the process with the carriers and already we have initial customers of theirs, and they bring to us customers on a weekly basis.

And what’s beautiful about it is that we’re getting customers from every single one of the carriers. They’re different customers. Some schools are customers of T-Mobile, others are of AT&T, others are of U.S. Cellular, right.

So, we’re seeing it across the board. They’re all bringing us various customers from their customer base, and we’re working with them to close those customers and make sure that they’re taking our product and not looking to take something else.

So, we’re very bullish on going forward, this year. We think that we’re going to have much better quarters than what we had last year. And we think that we’ll be able to really ramp up our sales, simply because we’re not focused, right now, on launching products, we’re really just focused on selling products and ramping up sales, and that’s really the focus of the company, today.

Jack Vander Aarde: Okay. Great. That’s helpful. And then as a follow-up, in general, maybe in terms of some of the larger deals you’re pursuing, can you provide some more color on the competitive bake-off dynamic? Who are you guys actually competing against and seeing the most at the deal table for U.S. first responder end customers in the current market? Or is that something you guys aren’t privy to that’s not really disclosed to you just yet--

Marc Seelenfreund: --So—so, we are privy to it. And we see that there are companies like Sony and Samsung, I’d say that they are our, maybe also Kyocera, those are probably our three main competitors. They don’t really offer the same thing because they’re all offering smartphones, right.

So they compete with each other in the rugged smartphone push-to-talk category. And we’re sort of going at a different--it’s coming from a different angle. We’re coming with a device that is a radio upgrade. It just looks like a radio. It feels like a radio. And by the way, it’s much less expensive, right.

So, we’re usually competing with devices that are above $500, above $600, and we are around $400 or less, okay.

So in that sense, we think that we have something that’s very unique. We don’t have any direct competitor that’s offering a radio-like device through the carriers.

Motorola has one device, which is a radio like device, but that is only offered by Motorola. It’s not offered by the carriers.

And in our view, it’s much easier for a security guard or for a teacher to take a device, put it on channel two and hit a button and speak, as opposed to going into an app and going into a smartphone and maybe they’re Apple users and this is an Android device and trying to figure out how to use the app.

We think that what we’re offering in the SD7 is much more intuitive and it’s a real upgrade from two way radio, and that’s what we’re trying to do, take away the two way radio and give them a push-to-talk over cellular device, which feels and looks like a radio.

And we think that we’re the only ones that are doing this right now, and that’s unique. And that’s the reason that all of these large-scale carriers are even working with us, right. In other words, we’re a small company, and everybody on the call knows that. And the only reason that company’s multibillion-dollar cellular carriers are working with us is because we have something that is very unique.

We think that our technology is not ideal for other companies to go after, and we’re very proud of it. And we think that that’s really what’s going to help us drive our sales because we’re offering something that is very unique, and there’s a real need in the market to upgrade from two way radio to push to talk over cellular with a radio type device.

Jack Vander Aarde: Excellent. Okay. That’s actually great color. I appreciate that. And my next question would be, just given the current stock price, I’m sure investors on the call want to know if you could provide an update on your plan to just remain compliant with the NASDAQ. And it’s great to see you have no debt any longer, as well. So, hoping you could provide additional color on your liquidity levels and cash runway, as well. Thanks.

Marc Seelenfreund: So, we announced that we started doing factoring and that is obviously helping our cash flow, because we have sales and we have inventory. And you can see that we had inventory at the end of the quarter. We’ll sell through that inventory. And that’s really what’s helping our cash flow, the cash we had in the bank and the inventory that we have.

We will need to raise more money. I’m not going to say that we’re not going to have to raise more money. We’re not going to, in my opinion, have to raise a lot of money. We’re not going to have to raise tens of millions of dollars to be able to become profitable. We have to raise a few more million dollars to be able to get to profitability. That’s our goal.

And on the stock price, specifically, we are going to have to do a stock split, at some point. Our goal is to do it at as low of a multiple as possible, of course. But yes, we will have to do that to become compliant.

And our goal is to do that stock split sometime in the next few months, so that we can be compliant again on NASDAQ. But obviously, that’s what we’re going to do to make sure that we’re compliant.

Jack Vander Aarde: Okay. Got it. And it sounds like, qualitatively, the business is ramping up, the growth inflection looks like it’s here. I alluded to when I started my prepared questions that you’ve had four consecutive quarters of year-over-year growth and it looks like its accelerating. So that’s good to see. And then--

Marc Seelenfreund: --Our goal, Jack, is to have between double to triple-digit growth in the coming quarters of 2023, and we think that that’s very achievable just because we’ve seen the pipeline that we’re going into.

And like I said, we’re very bullish on the business and on our opportunities, and we think that we’ll really be able to grow very rapidly, over the next couple of quarters and beyond.

Jack Vander Aarde: Excellent. And then, if I could just follow up to one more thing, in terms of the pipeline. Maybe Glenn can chime in on this, as well.

But in the press release, it’s mentioned you guys have had many successful customer trials that were initiated in the second half of 2022 and you’re experiencing a step-up in purchase orders. Can you just provide me some extra color on how many trials, like, how many different customers, the location of the customers?

And are the verticals outside of schools and luxury resorts like that multibillion Bahamas hotel? Just if you could give more color on the actual end applications of those trials and the number of customers, that would be interesting to hear.

Marc Seelenfreund: Sure. Glenn, do you want to go for it?

Glenn Kennedy: Yes, I’ll start and then maybe, Marc, you can add. Jack, I would say that the number of trials, I can’t give you an exact number. We have invested, significantly, in a pool along with the wireless carriers, a pool of demo devices that they leverage whenever a customer is asking for trials.

So, a typical trial would involve two or three, sometimes four devices that they would deploy within an organization, customer’s organization. And absolutely, the breadth of vertical markets is far greater than only schools but, definitely, I would say schools is probably the primary one.

It would also include first responder organizations, it would include on-site warehouse manufacturing type facilities, construction companies, field service, a whole variety of vertical market security companies, I didn’t mention them. So a wide variety and it would be multiple simultaneous trials.

Some of the trials only need to last a very short time. They’re just wanting to test the functionality and confirm, verify that it is similar functionality and works well that they have the coverage that they need.

Other customers, they’re going to be looking. And typically, it’s the larger ones, they’re going to need more time, more time at the trial stage, more time in the budgeting and the planning stages, and so forth. So our trials or the presale process can really vary in the length of how long that takes.

Jack Vander Aarde: Got you.

Glenn Kennedy: Jack, I apologize for the background noise. I’m actually here in Helsinki, Finland, right now. We’re just wrapping up our communication--Critical Communications World Trade Show. So if you’re hearing noise, that’s what’s going on.

Jack Vander Aarde: Well, Glenn, I’d like to double hit, you’re double hitting with--you’re negotiating trade shows while you’re on the earnings call.

Marc Seelenfreund: I told you we try to keep it mean and lean, Jack. But if I could just add, our main focus is definitely North America. When I say North America, not just the United States, because we’re also very focused on Canada.

And just to add on to what Glenn said, the verticals are all over the map. And we’re, as far as we’re concerned, I don’t care for selling to a hospital or a school or a first responder, they’re all very relevant. They are all similar customers for us.

And as we’re working with the cellular carriers, they have staff to go after various verticals. They have staff that goes after health care. They have staff that goes after education. They have staff that goes after construction.

So, we work with the cellular carriers, our salespeople work with the cellular carriers to be able to get to various customers in different verticals. And just we didn’t even mention health care. We’ve already done a few hospitals in the United States, and we think that’s also going to be a very, very large scale opportunity for us.

Hospitals using our device as their communication protocol as opposed to using their private phones or using a Samsung rugged phone, which costs more than doubled the price.

So in that sense, we think that we’re going after a very large-scale market. We’re leveraging the cellular carriers. And we just want to continue doing what we’re doing and ramp up sales as aggressively as possible, going forward.

Jack Vander Aarde: Okay. Great. I really appreciate the extra color, Marc and Glenn and Dan. That’s it from me. I’ll hop back in the queue.

Marc Seelenfreund: Thank you very much.

Operator: Thank you. The next question comes from Tom Kerr, Zacks Investment Research. Please go ahead.

Tom Kerr: Hi, guys. Two quick ones - what was the amount of capital raised from the warrants in the second quarter? It glitched out when you guys said that.

Marc Seelenfreund: $3.6 million.

Tom Kerr: Okay. And just a big picture question on the sales process with the carriers. And I forget how this works, the--are they buying inventory, or is this sort of a just-in-time basis where they put in orders as they sell? How does that process work?

Marc Seelenfreund: So it varies. For some customers, they are purchasing inventory. And for some, it’s just in time. In other words, they get the customer and then they buy the inventory from us.

A lot of the times, we’re working with their master distributors, right. So we’re working with a master distributor of Verizon or a master distributor of AT&T and selling to them. But as time goes on, then also the master distributors are starting to buy inventory for themselves because they want to make--sure they know the customers that they’re going to be going after and they want to make sure that they have inventories.

So as time goes on, we think that we’ll be selling more and more inventory to the distributors and to the carriers that they’ll also hold on themselves. So it’s sort of--we’re doing both, right now.

And then we think as time goes on, we’ll be selling more and more for their inventory so that they can be prepared to be able to sell to their customers.

Tom Kerr: Great. That’s all I have for today. Thank you.

Marc Seelenfreund: Thank you.

Operator: Thank you. There are no further questions. I will turn the call back to Marc Seelenfreund for closing remarks.

Marc Seelenfreund: I just want to thank everybody for joining the call. You’re all more than welcome to reach out to us. And if you have any additional questions, you can send me an e-mail at marc@siyata.net. That’s Marc with a C. And we look forward to updating you in the future with more good news. Thank you very much, and have a good day.

Operator: Ladies and gentlemen, this does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.